UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras about the sale of 50% of Tartaruga Verde and Module III of Espadarte

Rio de Janeiro, December 30, 2019 – Petróleo Brasileiro S.A. – Petrobras following up on the press release disclosed on 12/27/2019, reaffirms that the total value of the sale of 50% of exploration and production rights of the Tartaruga Verde field (concession BM-C-36) and Module III of the Espadarte field to Petronas Petróleo Brasil Ltda (“Petronas”) was US$ 1,293.5 million.

Petrobras received US$ 258.7 million as deposit on the signature date, 04/25/2019, and US$ 691.9 million on the closing date, 12/27/2019, the latter portion having been adjusted according to the profit earned of about US$ 343 million by Petrobras in the period between 01/01/2019 and 12/27/2019.

The profit in this period, referring to the 50% interest object of the transaction, is Petronas’ economic benefit, since the base date of the transaction was 01/01/2019 and marks the beginning of the cash flow considered for the economic evaluation of the asset and for the preparation of the purchase proposal by Petronas. This type of price adjustment is a common practice on merger and acquisition transactions.

The Tartaruga Verde field started its production on 06/22/2018, and the average production in 2019 (until 11/30/19) was about 93.9 thousand bpd of oil and 1.0 million m3/day of gas.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer